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Filed pursuant to Rule 424(b)(5)
Registration No. 333-33642

PROSPECTUS SUPPLEMENT
(To Prospectus Dated September 8, 2000)

APEX SILVER MINES LIMITED
8,100,750 Ordinary Shares

        We are offering 8,100,750 ordinary shares, par value $0.01 per share, directly to purchasers. See "Plan of Distribution."

        Our ordinary shares are listed on the American Stock Exchange under the symbol "SIL." On January 26, 2004, the last reported sales price of the ordinary shares on the AMEX composite index was $20.79.

        Sunrise Securities Corp. has agreed to act as placement agent for the sale of 8,100,750 ordinary shares. The placement agent is not required to sell any specific number or dollar amount of ordinary shares, but will use its best efforts to arrange for the sale of all of the ordinary shares offered.

        Investing in our securities involves significant risks. See "Risk Factors" beginning on page S-1 of this prospectus supplement and on page 4 of the related prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$20.79	$168,414,592.50
Placement agent's fee*	$0.85	$6,920,729.65
Proceeds, before expenses, to Apex Silver Mines Limited.	$19.94	$161,493,862.85

*
Does not include additional compensation of (i) a non-accountable expense allowance of $250,000 and (ii) five-year warrants to purchase 300,000 ordinary shares, at an exercise price of $20.79 per ordinary share, which number of ordinary shares is equal to 3.7% of the total number of ordinary shares eligible to be sold at this offering.

        The ordinary shares offered are being offered by us. Sunrise Securities Corp. is serving as placement agent.

SUNRISE SECURITIES CORP.

As Placement Agent

The date of this prospectus supplement is January 27, 2004.

Prospectus

i

RISK FACTORS

        An investment in our ordinary shares involves a high degree of risk. Before purchasing any of our ordinary shares, you should consider carefully, in addition to the other information contained in, or incorporated by reference into, this prospectus supplement or the related prospectus, the risks related to this offering set forth below, and the risks described in "Risk Factors" on page 4 in the related prospectus. The risks we have described are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also affect our business. In addition to historical information, the information in this prospectus supplement and the related prospectus contains "forward-looking" statements about our future business and performance. Our actual operating results and financial performance may be very different from what we expect as of the date of this prospectus.

The substantial control of our company by our directors, officers and 5% shareholders may have a significant effect in delaying, deferring or preventing a change in control of our company or other events which could be of benefit to our other shareholders.

        As of December 31, 2003, to our knowledge, Thomas S. Kaplan and our other directors, our officers and the officers of Apex Silver Mines Corporation, together with members of their families and entities that may be deemed to be affiliates of or related to these persons or entities, and 5% shareholders beneficially owned approximately 22 million shares, or approximately 57.5% of our outstanding shares, assuming the conversion of currently exercisable options and warrants. Assuming all of the shares offered by this prospectus supplement are sold to non-affiliates, and assuming no other changes, our directors, officers and 5% shareholders would beneficially own approximately 47.4% of our then outstanding shares. This level of ownership by these persons may have a significant effect in delaying, deferring or preventing a change in control of our company or other events which could be of benefit to our other shareholders.

There may be certain tax risks associated with investments in our company.

        Potential investors that are U.S. taxpayers should consider that we may be considered a "passive foreign investment company" (a "PFIC") for federal income tax purposes for any taxable year. If we were a PFIC, then a U.S. taxpayer who disposes or is deemed to dispose of our ordinary shares at a gain, or who received a so-called "excess distribution" on the shares, generally would be required to treat such gain or excess distribution as ordinary income taxable at maximum marginal rates and pay an interest charge on a portion of the gain or distribution unless the taxpayer makes a timely qualified electing fund election (a "QEF" election) or a "mark to market" election. A U.S. taxpayer who makes a QEF election generally must report on a current basis his or her share of any of our ordinary earnings and net capital gain for any taxable year in which we are a PFIC, whether or not we distribute those earnings. A mark to market election is available only for stock that is considered "marketable." A taxpayer who makes a mark to market election generally must report as ordinary income on an annual mark-to-market basis any appreciation in the stock of a company at the end of each taxable year. Special estate tax rules could be applicable to our ordinary shares if we are classified as a PFIC for income tax purposes.

The market price of our ordinary shares may experience volatility and could decline significantly.

        Our ordinary shares are listed on the American Stock Exchange. Securities of small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. Our share price is also likely to be significantly affected by short-term changes in silver and zinc prices or in our financial condition or results of operations as reflected in our quarterly earnings reports. Other factors unrelated to our performance that may have an effect on the price of our ordinary shares include the following:

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  the trading volume and general market interest in our securities may affect an investor's ability to trade significant numbers of ordinary shares;

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  the relatively small size of our public float will limit the ability of some institutions to invest in our securities; and

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  the extent of analytical coverage available to investors concerning our business is limited.

        As a result of any of these factors, the market price of our ordinary shares at any given point in time may not accurately reflect our long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

You will suffer immediate dilution of your investment, and are subject to future dilution by the exercise of currently outstanding options and warrants.

        We anticipate that the offering price of our ordinary shares will be substantially higher than the net tangible book value per share of our ordinary shares after this offering. As a result, based on a public offering price of $20.79, you would incur immediate dilution of approximately $13.99 in net tangible book value calculated in accordance with generally accepted accounting principles for each ordinary share you purchase.

        As of December 31, 2003, there were options outstanding to purchase up to 2,119,426 ordinary shares at prices from $7.44 to $16.95 per share under our stock option plans and warrants outstanding to purchase up to 100,000 ordinary shares at a weighted average exercise price of $14.06 per share. If currently outstanding options or warrants to purchase our ordinary shares are exercised, your investment will be further diluted.

FORWARD-LOOKING STATEMENTS

        Some information contained in or incorporated by reference in this prospectus supplement and the related prospectus may contain forward-looking statements. These statements include comments regarding mine development and construction plans, costs, grade, production and recovery rates, permitting, financing needs, the availability of financing on acceptable terms, the timing of engineering studies and environmental permitting, and the markets for silver, zinc and lead. The use of any of the words "anticipate", "continue," "estimate," "expect," "may," "will," "project," "should," "believe" and similar expressions are intended to identify uncertainties. We believe the expectations reflected in those forward-looking statements are reasonable. However, we cannot assure you that these expectations will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the following factors as well as the factors described in "Risk Factors" in this prospectus supplement and the related prospectus:

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  worldwide economic and political events affecting the supply of and demand for silver, zinc and lead;

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  volatility in market prices for silver, zinc and lead;

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  financial market conditions, and the availability of financing on terms acceptable to us;

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  uncertainties associated with developing a new mine, including potential cost overruns and the unreliability of estimates in early stages of mine development;

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  variations in ore grade and other characteristics affecting mining, crushing, milling and smelting operations and mineral recoveries;

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  geological, technical, permitting, mining and processing problems;

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  the availability and timing of acceptable arrangements for power, transportation, water and smelting;

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  the availability, terms, conditions and timing of required government approvals;

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  uncertainties regarding future changes in tax legislation or implementation of existing tax legislation;

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  variations in smelting operations and capacity;

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  the availability of experienced employees; and

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  the factors discussed under "Risk Factors."

        Many of those factors are beyond our ability to control or predict. You should not unduly rely on these forward-looking statements. These statements should not be construed by you to be exhaustive and speak only as of the date of this prospectus supplement. Except as required by law, we are not obligated to publicly release any revisions to these forward-looking statements to reflect future events or developments. All subsequent written and oral forward-looking statements attributable to us and persons acting on our behalf are qualified in their entirety by the cautionary statements contained in this section and elsewhere in this prospectus supplement and the related prospectus.

OUR BUSINESS

        Apex Silver Mines Limited, organized under the laws of the Cayman Islands in 1996, is engaged in the exploration and development of silver properties in South America, Mexico, Central America and central Asia. Our exploration efforts have produced our 100% owned San Cristobal silver and zinc development project located in southern Bolivia. We also have a large, diversified portfolio of privately owned and controlled silver exploration properties including non-producing silver and other mineral properties located in or near the traditional silver producing regions of Bolivia, Mexico, Peru, Chile and Honduras. None of our properties is in production, and consequently we have no operating income or cash flow.

San Cristobal Project

        Our 100% owned San Cristobal Project is located in the San Cristobal mining district of the Potosi Department in southern Bolivia. San Cristobal is located in the Bolivian Altiplano in the Andes mountains, approximately 500 kilometers south of the capital city of La Paz.

        Based on a feasibility study prepared by an independent engineering firm, San Cristobal would be a low cost, open pit silver-zinc mine, with anticipated annual commercial production of approximately 21 million contained ounces of silver, 478 million contained pounds of zinc and 155 million contained pounds of lead over a mine life of approximately 16 years, with the higher production anticipated in the first 5 years.

        We estimated in 2000 that capital costs for San Cristobal construction would total approximately $435 million, net of approximately $60 million in expected tax credits. We believe that capital costs have increased slightly since this estimate was made, but have not yet updated the capital cost estimate. Additional engineering work and capital cost updates would be required prior to project construction. We would be required to raise, in addition to the proceeds from this offering, significant additional external financing, which may include project finance, bank borrowings and debt or equity offerings, to complete development of the San Cristobal project. There can be no assurance that we will proceed with additional financing or that we will be able to obtain the required financing on terms that we find attractive, or at all.

        Our reserves will be recalculated in early 2004, based on three year rolling average prices of silver, zinc and lead through December 2003. We estimate that our reserves will be reduced by approximately five percent based on these prices. We do not anticipate that the expected reduction in reserves would affect materially the results of the feasibility study or our anticipated production if the mine is developed.

        Bolivia has experienced slow economic growth and increasing political and economic instability in the last three years. In late 2003, there were violent demonstrations in La Paz and elsewhere in Bolivia, protesting the free-trade policies of the Bolivian government and specifically the proposed export of natural gas to the U.S. through Chile and the impact of U.S. policies regarding the drug trade. These demonstrations resulted in the resignation of President Lozada, in October 2003, and his replacement by President Mesa. Although to date these conditions and events have not caused any adverse impact on our San Cristobal project, there can be no assurance regarding when or whether these political and economic uncertainties will be successfully resolved, that the political and economic climate may not become more unstable or that the political and economic uncertainties would not have an adverse impact on the development of San Cristobal.

USE OF PROCEEDS

        We expect that the net proceeds from the sale of the ordinary shares offered by this prospectus supplement, after deducting commissions and estimated expenses of the offering, will be approximately $161 million. We plan to use a portion of the net proceeds to finance a portion of the construction and development of the San Cristobal project, advance evaluation of exploration properties and for other general purposes.

        Pending the application of the net proceeds, we expect to invest the proceeds in short-term investment grade marketable securities or money market obligations.

PRICE RANGE OF OUR ORDINARY SHARES

        Our ordinary shares are listed on the American Stock Exchange under the symbol "SIL." As of January 26, 2004, 36,923,010 ordinary shares were outstanding, and we had approximately 171 shareholders of record.

        The following table sets forth the high and the low sale prices per share of our ordinary shares for the periods indicated. The closing price of the ordinary shares on January 26, 2003 was $20.79.

	American Stock Exchange
	High	Low
	($)
2004:
First Quarter (through January 23, 2004)	23.48	19.35
2003:
First Quarter	16.42	12.90
Second Quarter	15.38	12.35
Third Quarter	18.06	13.40
Fourth Quarter	21.51	12.70
2002:
First Quarter	13.46	9.73
Second Quarter	18.12	11.85
Third Quarter	17.00	11.55
Fourth Quarter	15.63	12.15

        We have never paid any dividends on our ordinary shares and expect for the foreseeable future to retain all of our earnings from operations for use in expanding and developing our business. Any future decision as to the payment of dividends will be at the discretion of our board of directors and will depend upon our earnings, receipt of dividends from our subsidiaries, financial position, capital requirements, plans for expansion and such other factors as our board of directors deems relevant.

CAPITALIZATION

        The following table sets forth our consolidated capitalization (i) as of the dates indicated, and (ii) as adjusted to give effect to this offering. The following table should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2002 and the unaudited consolidated financial statements and accompanying notes for the nine months ended September 30, 2003, incorporated by reference in this prospectus supplement.

	As at September 30, 2003
	($000's) Actual	($000's) As Adjusted After Giving Effect to the Offering(*)
Current Debt	$—	$—
Long Term Debt	670	670

Shareholders' Equity
Ordinary Shares	367	448
Contributed Surplus	220,509	388,842
Deficit	(77,478)	(77,478)

	146,398	311,812

Total Capitalization	$147,068	$312,482

(*)
Amounts shown assume the issuance of 8.1 million ordinary shares in the offering at $20.79 per share and the issuance of warrants to acquire 300,000 ordinary shares as commissions. Amounts shown are before estimated expenses of the offering.

DILUTION

        The difference between the offering price per ordinary share and the pro forma net tangible book value per ordinary share after this offering constitutes the dilution to you. Net tangible book value per share is determined by dividing our net tangible book value (total tangible assets minus total liabilities) by the number of ordinary shares outstanding.

        At September 30, 2003, our net tangible book value was $143 million, or $3.90 per ordinary share. After giving effect to the sale of the 8.1 million ordinary shares and the issuance of 300,000 warrants to acquire ordinary shares, and the receipt of the net proceeds at an offering price of $20.79 per share, our pro forma net tangible book value as of September 30, 2003 would have been $305 million or $6.80 per ordinary shares. This represents an increase in the net tangible book value of $2.90 per ordinary share to existing shareholders and an immediate dilution in net tangible book value of $13.99 per ordinary share to the purchasers of the ordinary shares in the offering.

Offering price		$20.79
Net tangible book value per share as of September 30, 2003	$3.90
Increase attributable to new investors	2.90

Adjusted net tangible book value after offering		6.80

Dilution per share to new investors		$13.99

Dilution as a percentage of offering price		67%

PLAN OF DISTRIBUTION

        We are offering up to 8,100,750 ordinary shares directly to purchasers at a price of $20.79 per share, the closing price of our ordinary shares on January 26, 2004. The ordinary shares offered by this prospectus supplement are expected to be listed on the American Stock Exchange, subject to official notice of issuance. The placement agent has solicited indications of interest from investors for the full amount of the offering. Each of the purchasers of our shares in the offering will enter into a subscription agreement with us.

        In connection with this offering, we have entered into a placement agency agreement, dated January 26, 2004, with Sunrise Securities Corp., under which Sunrise Securities has agreed to act as placement agent in connection with the issuance and sale, on a best efforts basis, of the offered shares. The agency agreement provides for us to pay Sunrise Securities an aggregate commission equal to $6,920,729.65, or $0.85 per share sold in the offering, which will be paid from the gross proceeds of the offering. In addition, we will issue to Sunrise Securities five-year warrants to purchase 300,000 of our ordinary shares. The warrants will be nonexercisable for one year after the closing date. Thereafter, for a period of four years, the warrants will be exercisable at an exercise price of $20.79 per ordinary share. The warrants will not be transferable for a period of one year after the closing date, except to any successor, officer or partner of Sunrise Securities. We have also granted certain demand and "piggyback" registration rights to the holders of the warrants. Sunrise Securities has no obligation to purchase any of our ordinary shares under the placement agency agreement. The obligations of Sunrise Securities under the agency agreement may be terminated at its discretion upon the occurrence of certain stated events.

        All investor funds will be deposited into an escrow account set up at JPMorgan Chase Bank for the benefit of the investors. JPMorgan Chase Bank, acting as escrow agent, will invest all funds it receives in a non-interest bearing account in accordance with Rule 15c2-4 under the Exchange Act. The escrow agent will not accept any investor funds until the date of this prospectus supplement. On the closing date, we will deposit the shares with The Depository Trust Company and JPMorgan Chase Bank will notify the placement agent that all of the funds to pay for the shares have been received. The Depository Trust Company will credit the shares to the respective accounts of the investors.

        The agency agreement also provides that we will indemnify Sunrise Securities against certain liabilities and expenses, including liabilities under the Securities Act of 1933, or will contribute to payments that Sunrise Securities may be required to make in respect thereof. We have been advised that, in the opinion of the SEC, indemnification for liabilities under the Securities Act of 1933 is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

        We have agreed to pay to Sunrise Securities a non-accountable expense allowance of $250,000. In addition, we have also agreed to pay the legal fees of Sunrise Securities as well as all reasonable out-of-pocket costs and expenses.

        Sunrise Securities has served in the past, and may serve in the future, as a placement agent in connection with the offering of our securities. Since 1999, Sunrise Securities and its affiliates have provided us with advisory and financing services. In exchange for these consulting services, we have paid $251,800 and issued to Sunrise Securities and its affiliates a total of 46,286 ordinary shares, warrants to purchase 180,000 of our ordinary shares and options to purchase 45,000 of our ordinary shares and reimbursed certain out-of-pocket expenses. We plan to continue our consulting relationship with Sunrise Securities.

        We have agreed to pay to Robert Newman, Jr. $1,500,000 and to issue him five-year warrants to purchase 300,000 of our ordinary shares for financial advisory and consulting services, including services in connection with this offering. The warrants will be nonexercisable for one year after the closing date.

Thereafter, for a period of four years, the warrants will be exercisable at an exercise price of $20.79 per ordinary share. The warrants will not be transferable for a period of one year after the closing date.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

        The following discussion is a summary of certain Cayman Islands and U.S. federal income tax consequences of the ownership of our ordinary shares by an investor that holds the shares as capital assets. The discussion is based on the Internal Revenue Code and the tax laws of the Cayman Islands and the U.S. as in effect on the date of this prospectus, which are subject to change. The discussion does not address all material tax consequences of the ownership of the ordinary shares, and does not consider any specific facts or circumstances that may apply to a particular investor, including tax-exempt entities, insurance companies, banks, broker-dealers, investors liable for alternative minimum tax, investors who hold ordinary shares as part of straddles or hedging or conversion transactions or constructive sales, and investors whose functional currency is not the U.S. dollar, which may be subject to special rules. In addition, the discussion does not address special rules that could, in some circumstances, apply to a U.S. Holder of ordinary shares that owns directly or by attribution 10% or more of the ordinary shares.

        Because the discussion is not exhaustive of all possible tax considerations relevant to the ownership of ordinary shares and individual circumstances may vary, and because the discussion is not based upon an opinion of counsel, prospective investors are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign tax consequences, including the Cayman Islands tax consequences, of the acquisition, ownership and disposition of ordinary shares in their particular circumstances.

Cayman Islands Taxation

        There is, at present, no direct income taxation in the Cayman Islands. Accordingly, income and gains we receive, and distributions we make to our shareholders and gains realized upon the disposition of ordinary shares, will be received free of all Cayman Islands income and withholding taxes. We are registered as an exempted company under Cayman Islands law, and we have received an undertaking from the Governor-in-Council of the Cayman Islands to the effect that, for a period of 20 years from the date of the undertaking, no law that is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciations will apply to us nor shall any tax in the nature of estate duty or inheritance tax be payable on the shares, debentures or our other obligations.

United States Federal Income Taxation

        For purposes of this discussion, a U.S. Holder is any beneficial owner that owns ordinary shares as capital assets and is:

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  a citizen or resident of the U.S.,

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  a corporation or partnership that is created or organized in the U.S. or under the law of the U.S. or any state,

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  an estate that is subject to U.S. federal income tax on its income regardless of source, or

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  a trust, if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. fiduciaries have authority to control all substantial decisions of the trust.

U.S. Holders

Ownership and Disposition of Ordinary Shares

Taxation of Dividends

        Subject to the discussion under "Passive Foreign Investment Company Considerations" and "Foreign Personal Holding Company Considerations," under U.S. federal income tax law, U.S. Holders must include in gross income as a dividend the gross amount of any distribution we pay to the extent of current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, as ordinary income when the dividend is received by the U.S. Holder. A distribution on ordinary shares taxed as a dividend may be eligible for the 15% maximum federal income tax rate that applies to dividends received by individuals before January 1, 2009 from certain foreign corporations, provided that the ordinary shares are readily tradable on an established securities market in the United States. However, the 15% maximum tax rate will not be available if we were a passive foreign investment company, a foreign personal holding company or a foreign investment company in either the taxable year of the distribution or the preceding taxable year. See "Passive Foreign Investment Company Considerations" and "Foreign Personal Holding Company Considerations." The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations. In general, the dividend will be income from sources outside the U.S., and generally will be treated together with other items of "passive income" or, in the case of certain holders, "financial services income" for U.S. foreign tax credit purposes.

Taxation of Capital Gains

        Except as otherwise set forth under "Passive Foreign Investment Company Considerations," upon a sale or other disposition of ordinary shares, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder's tax basis, determined in U.S. dollars, in the ordinary shares. Subject to the discussion of passive foreign investment companies below, this gain or loss will be capital gain or loss and, if the U.S. Holder's holding period for those ordinary shares exceeds one year, will be long-term capital gain or loss.

        Long-term capital gains of individual U.S. Holders are generally subject to a 15% maximum U.S. federal income tax rate, for capital gains recognized before January 1, 2009. An individual taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000 ($1,500 for married taxpayers filed separately). An individual taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer may deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

Passive Foreign Investment Company Considerations

        Classification as a PFIC.    We may be a passive foreign investment company (PFIC) for any taxable year, and believe we likely have been a PFIC for one or more prior taxable years. We will be a PFIC for any taxable year if 75 percent or more of our gross income for the taxable year is "passive" income or 50 percent or more of our assets produce or are held for the production of "passive" income. For purposes of applying these income and asset tests, we are deemed to receive our pro rata share of the income, and to own our pro rata share of the assets, of any corporation in which we directly or indirectly own 25 percent or more of the stock, measured by value. In addition, although not free from doubt, it is expected that we will be deemed to receive our pro rata share of the income, and to own our pro rata share of the assets, of any partnership in which we are a partner, either directly or through one or more intervening partnerships. U.S. Holders should be aware that the ordinary shares may be treated as stock of a PFIC for U.S. federal income tax purposes because we will earn significant passive income from investments relative to any of our non-passive income prior to our commencement of substantial mining operations. Further, the Internal Revenue Code treats gains from transactions in commodities, such as silver, as passive income for PFIC purposes unless "substantially all" of a company's business is as an active producer of the commodity. Applicable U.S. Treasury Regulations interpret "substantially all" to mean that 85 percent or more of a producer's taxable income must be gross receipts from sales in the active conduct of a commodities business or certain related activities. Under these rules, we cannot assure you that we would not be treated as a PFIC even after we have begun to earn income from mining operations. In this regard, prospective investors should note that we would likely constitute a PFIC even after we begin to generate significant income from mining operations in the event we conduct our mining operations predominantly through the use of independent contractors rather than directly through the use of our own employees.

        Prospective investors should note that the PFIC classification rules are complex and may apply in numerous unexpected circumstances. Under these rules, we could be classified as a PFIC in various circumstances in addition to those described in the preceding paragraphs. For example, we could constitute a PFIC for any taxable year as a consequence of owning substantial "passive assets" such as cash and marketable securities, including any cash derived from the issuance of our securities or the sale of our assets, even in a year in which we generate significant income from direct mining operations.

        Consequences of PFIC Status.    If we were treated as a PFIC for any taxable year of a U.S. Holder's holding period for its shares, unless a U.S. Holder makes a qualified electing fund election (a "QEF" election) or mark to market election in respect of us, that U.S. Holder will be subject to a special tax regime (1) in respect of gains realized on the sale or other disposition of ordinary shares, and (2) in respect of distributions on ordinary shares held for more than one taxable year to the extent those distributions constitute "excess distributions." Although not entirely free from doubt, the PFIC rules should not apply to gain realized in respect of any ordinary shares disposed of during the same taxable year in which the ordinary shares are acquired. An excess distribution generally includes dividends or other distributions received from a PFIC in any taxable year to the extent the amount of such distributions exceeds 125 percent of the average distributions for the three preceding years or, if shorter, the investor's holding period. In general, under the PFIC rules, a U.S. Holder will be required to allocate such excess distributions and any gain realized on the sale of the ordinary shares to each day during the Holder's holding period for the ordinary shares, and will be taxable at the highest rate of taxation applicable to ordinary income for the year to which the excess distribution or gain is allocable, without regard to the U.S. Holder's other items of income and loss for such taxable year. This deferred tax, other than the tax on amounts allocable to the year of disposition or receipt of the distribution, will then be increased by an interest charge computed by reference to the rate generally applicable to underpayments of tax, which interest charge generally will be non-deductible interest expense for individual taxpayers.

        QEF Election.    The special PFIC tax rules described above will not apply to a U.S. Holder if the U.S. Holder makes a QEF election in the first taxable year of the holder's ownership of the ordinary shares during which we are a PFIC and we comply with specified reporting requirements. Upon request, we will endeavor to provide to a U.S. Holder no later than ninety days after the request the information that may be required to make a QEF election effective. We do not intend to make or issue to our shareholders determinations as to our PFIC status for any taxable year.

        A U.S. Holder that makes a QEF election with respect to us will be currently taxable on its pro rata share of our ordinary earnings and net capital gain for each of our taxable years in which we qualify as a PFIC, regardless of whether the holder receives any distribution from us. The U.S. Holder's basis in our ordinary shares will be increased to reflect our taxed but undistributed income. Distributions of income that previously have been taxed will result in a corresponding reduction of basis in the ordinary shares and will not be taxed again as a distribution to the U.S. Holder.

        During the period in which we may be a PFIC, we may be entitled to deductions under U.S. federal income tax principles that may substantially offset our earnings. As a result, the pro rata share of our ordinary earnings and net capital gain that would be includable by a U.S. Holder making a QEF election may not be material. If this were the case, U.S. Holders generally could obtain the benefits of making a QEF election in respect of us, including the elimination of deferred tax and interest charges on excess distributions and realized gains, without having to bear current inclusions of income substantially in excess of distributions received. U.S. Holders should consult their own tax advisors concerning the most appropriate manner in which to make a QEF election.

        Lower-Tier PFICs.    At the present time, none of our non-U.S. subsidiaries is or will be classified as a corporation for U.S. federal income tax purposes. Accordingly, U.S. Holders are not subject to the PFIC rules with respect to their indirect ownership interests in these subsidiaries.

        If we are a PFIC and, in the future, we acquire a non-U.S. subsidiary that is classified as a corporation for U.S. federal income tax purposes, U.S. Holders generally would be deemed to own, and also would be subject to the PFIC rules with respect to, their indirect ownership interests in any of our corporate subsidiaries which themselves constitute PFICs. These indirect corporate subsidiaries are referred to as "lower-tier PFICs." If we were a PFIC and a U.S. Holder does not make a QEF election in respect of any lower-tier PFIC, the U.S. Holder could incur liability for the deferred tax and interest charge described above if either (1) we receive a distribution from, or disposes of all or part of its interest in, a lower-tier PFIC or (2) the U.S. Holder disposes of all or part of its ordinary shares. We intend to cause any lower-tier PFIC to comply with all reporting requirements necessary for a U.S. Holder to make a QEF election with respect to the lower-tier PFIC.

        Mark to Market Election. A U.S. Holder who owns "marketable" stock of a PFIC (as defined in the Code and Treasury Regulations) may elect to recognize any gain or loss on the stock on a mark-to-market basis at the end of the U.S. Holder's taxable year. If an election is made, any mark-to-market gains, and any gains realized on disposition of the stock, will be treated as ordinary income. Mark-to-market losses, and any losses recognized on disposition of the stock to the extent of the holder's net mark-to-market gains, will be treated as ordinary losses. U.S. Holders should consult their tax advisors regarding the availability of the mark-to-market election and the effect of making a mark-to-market election with respect to the ordinary shares, including the effect of such an election on any lower-tier PFICs that the holder is deemed to own.

        A U.S. Holder who owns ordinary shares during any year that we are a PFIC must file an Internal Revenue Service Form 8621 in respect of such ordinary shares and, under proposed U.S. Treasury Regulations, in respect of interests in any lower-tier PFICs.

        Prospective investors are urged to consult their own tax advisors regarding the possible classification of us as a PFIC as well as the potential tax consequences arising from the ownership and disposition, directly or indirectly, of interests in a PFIC.

Foreign Personal Holding Company Considerations

        Prospective investors should also be aware that special U.S. tax laws would apply to U.S. Holders of ordinary shares if we, or any of our corporate subsidiaries, is characterized as a foreign personal holding company (FPHC). In particular, if we, or any of our corporate subsidiaries, is an FPHC in respect of any of our taxable years, U.S. Holders may be subject to current tax on their direct or indirect pro rata share of the income of the FPHC, as determined for purposes of the FPHC rules, even if no cash dividend is actually paid by the FPHC. In general, we, or any of our corporate subsidiaries, will constitute a FPHC during a taxable year if (1) a specified percentage of our income is passive for purposes of the FPHC rules, and (2) at any time during the taxable year five or fewer individuals who are U.S. citizens or residents own directly, indirectly or constructively more than 50 percent of the voting power or value of our ordinary shares. We do not anticipate that we or any of our subsidiaries will be an FPHC immediately following this offering or in the future. We, however, can provide no assurance as to this conclusion.

Non-U.S. Holders

        An investor who is not a U.S. Holder will not be subject to U.S. federal income tax on any dividends received on the ordinary shares unless (1) the investor has an office or other fixed place of business in the U.S. to which the dividends are attributable and either the dividends are derived in the active conduct of a banking, finance or similar business in the U.S. or the investor is a non-U.S. corporation the principal business of which consists of trading in stocks or securities for its own account and other specified conditions are met or (2) the investor is a foreign insurance company that conducts business in the U.S. and the dividends are attributable to that business.

        An investor who is not a U.S. Holder will not be subject to U.S. federal income tax on any gain realized on the sale or other disposition of ordinary shares unless (1) the investor is engaged in the conduct of a trade or business in the United States and the gain is effectively connected with that trade or business or (2) the investor is an individual who is present in the U.S. for 183 days or more during the taxable year in which the gain is realized and other specified conditions are met.

United States Information Reporting and Backup Withholding

        Under current U.S. federal income tax law, payments of dividends to some U.S. Holders are subject to information reporting, and a "back up" withholding tax presently at a rate of 28 percent if these persons fail to supply correct taxpayer identification numbers and other information in the required manner. Payments of dividends to a U.S. Holder (1) made by mail or wire transfer to an address in the U.S., (2) made by a paying agent, broker or other intermediary in the U.S. or (3) made by a U.S. broker or by a custodian, nominee or agent that is (a) a U.S. person, (b) a controlled foreign corporation for U.S. tax purposes, or (c) a foreign person 50% or more of whose gross income is from a U.S. trade or business (the persons described in (a), (b) and (c) shall be referred to as a "U.S. Controlled Person") to that holder outside the U.S. may be subject to U.S. information reporting requirements. Payments of dividends received by investors who are not U.S. Holders generally would be exempt from these reporting requirements, but these persons may be required to comply with certification and identification procedures in order to prove their exemption from the reporting requirements.

        The payment of proceeds of the disposition of ordinary shares by a holder to or through the U.S. office of a broker generally will be subject to information reporting and backup withholding, presently at a rate of 28 percent, unless the holder either certifies its status as a non-U.S. Holder under penalties of perjury or otherwise establishes an exemption. The payment of proceeds of the disposition by a holder of ordinary shares to or through a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting. However, information reporting, but not backup withholding, may apply to such a holder who sells a beneficial interest in ordinary shares through a non U.S. branch of a U.S. broker, or through a non-U.S. office of a U.S. Controlled Person, in either case, unless the holder establishes an exemption or the broker has documentary evidence in its files of the holder's status as a non-U.S. person.

        Any amounts withheld under the backup withholding rules from payment to a holder will be refunded, or credited against the holder's U.S. federal income tax liability, if any, provided that the required information is furnished to the U.S. Internal Revenue Service.

LEGAL MATTERS

        W.S. Walker & Company, George Town, Grand Cayman, Cayman Islands, has provided its opinion on the validity of the ordinary shares. Certain matters in connection with the offering and sale of the ordinary shares will be passed on for us by Davis Graham & Stubbs LLP, Denver, Colorado. Certain legal matters in connection with this offering will be passed upon for the placement agent by Mintz Levin Cohn Ferris Glovsky and Popeo, P.C., New York, New York.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        The SEC allows us to incorporate by reference our publicly filed reports into this prospectus supplement and the related prospectus, which means that information included in those reports is considered part of this prospectus supplement and the related prospectus. Information that we file with the SEC after the date of this prospectus supplement will automatically update and supersede the information contained in this prospectus supplement and the related prospectus. We incorporate by reference the following documents filed with the SEC and any future filings made with the SEC under sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

  1.
  Our Annual Report on Form 10-K for the year ended December 31, 2002;

  2.
  Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2003;

  3.
  The description of the ordinary shares and other classes or series of shares contained under the caption "Description of Ordinary Shares" in our registration statement on Form S-1, as amended (File No. 333-34685), and incorporated by reference into our registration statement on Form 8-A under the Securities Exchange Act of 1934 filed with the SEC on November 18, 1997.

        We will furnish without charge to you, on written or oral request, a copy of any or all of the above documents, other than exhibits to such documents which are not specifically incorporated by reference therein. You should direct any requests for documents to Investor Relations, Apex Silver Mines Limited, c/o Apex Silver Mines Corporation 1700 Lincoln St. Suite 3050 Denver, Colorado 80203, telephone (303) 830-9000.

        The information relating to us contained in this prospectus supplement is not comprehensive and should be read together with the information contained in the related prospectus and in the incorporated documents. Descriptions contained in the incorporated documents as to the contents of any contract or other document may not contain all of the information which is of interest to you. You should refer to the copy of such contract or other document filed as an exhibit to our filings.

        This prospectus supplement and the related prospectus are pursuant to a registration statement on Form S-3 that we filed with the SEC. Certain information in the registration statement has been omitted from this prospectus supplement and the related prospectus in accordance with SEC rules.

        We file annual, quarterly and current reports and other information with the SEC. You may read and copy the registration statement and any other document that we file at the SEC's public reference room located at Room 1024, Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-00330 for further information on the public reference rooms. Our SEC filings are also available to you free of charge at the SEC's web site at http://www.sec.gov. Our ordinary shares are listed on the American Stock Exchange and you may inspect reports, proxy statements and other information concerning us at the office of the American Stock Exchange at 86 Trinity Place, New York, New York 10006.

        You should rely only on the information incorporated by reference or provided in this prospectus supplement or the related prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state or jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

APEX SILVER MINES LIMITED

8,100,750 Ordinary Shares

PROSPECTUS SUPPLEMENT

January 27, 2004

QuickLinks

  PROSPECTUS SUPPLEMENT (To Prospectus Dated September 8, 2000)
TABLE OF CONTENTS
RISK FACTORS
FORWARD-LOOKING STATEMENTS
OUR BUSINESS
USE OF PROCEEDS
PRICE RANGE OF OUR ORDINARY SHARES
CAPITALIZATION
DILUTION
PLAN OF DISTRIBUTION
CERTAIN FEDERAL INCOME TAX CONSIDERATIONS
LEGAL MATTERS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
PROSPECTUS SUPPLEMENT